

October 22, 2014

Via E-mail
Mr. Owen Naccarato
Chief Executive Officer
International Packaging & Logistics Group, Inc.
7700 Irvine Center Drive, Suite 870
Irvine, California 92618

> **RE:** **International Packaging & Logistics Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 20, 2014**
> **File No. 0-21384**

Dear Mr. Naccarato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that "the Company informed PMB Helin Donovan, LLP that they were engaging another auditing firm concurrent with this notice."

2. Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3733 with any questions.

Sincerely,

/s/ Ernest Greene

Ernest Greene
Staff Accountant